Exhibit 23.1

Consent

We consent to the use of our report dated April 1, 2004, with respect to the consolidated balance sheets of Harmony Health Systems, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2003 included in this Current Report (Form 8-K) of WellCare Health Plans, Inc.

ERNST & YOUNG LLP

Chicago, Illinois
August 17, 2004